UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69155 / March 18, 2013

Admin. Proc. File No. 3-15090

In the Matter of

GOLD STAR TUTORING SERVICES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Gold Star Tutoring Services, Inc. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Gold Star Tutoring Services, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of securities of Gold Star Tutoring Services, Inc., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Gold Star Tutoring Services, Inc.*, Initial Decision Release No. 481 (Jan. 28, 2013), __ SEC Docket ___.

INITIAL DECISION RELEASE NO. 481
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15090

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

In the Matter of	:	
	:	INITIAL DECISION AS TO GOLD
DIAS HOLDING, INC.,	:	STAR TUTORING SERVICES, INC.
EARTHBLOCK TECHNOLOGIES, INC.,	:	January 28, 2013
ENSURAPET, INC.,	:	
FIIC HOLDINGS, INC.,	:	
GEM SOLUTIONS, INC.,	:	
GOLD STAR TUTORING SERVICES, INC., and	:	
GPS INDUSTRIES, INC.	:	

APPEARANCES: David Frye and Stephan Schlegelmilch for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on November 14, 2012, alleging that seven named Respondents had securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) that had failed to file required periodic reports for several years. The allegations have been resolved as to all Respondents except Gold Star Tutoring Services, Inc. (Gold Star).[1]

[1] Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to EarthBlock Technologies, Inc., in DIAS Holding, Inc., Exchange Act Release No. 68411 (Dec. 12, 2012); Order Making Findings and Revoking Registrations by Default as to DIAS Holding, Inc., FIIC Holdings, Inc., GeM Solutions, Inc., and GPS Industries, Inc., in DIAS Holding, Inc., Exchange Act Release No. 68454 (Dec. 18, 2012); and Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the

At the prehearing conference on December 11, 2012, I found four Respondents in default for not filing an Answer, participating in a prehearing conference, or otherwise defending the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Gold Star did not participate in the prehearing conference on December 11, 2012, but on that day Robert M. Kline (Kline), Secretary-Treasurer, Gold Star, filed a "Reply Notice of Administrative Hearing." Gold Star admitted the allegations in the OIP, but requested a waiver pending reinstitution of viable business operations.

In an Order issued December 13, 2012, I denied Gold Star's request for a waiver, but allowed Gold Star thirty days to file the missing periodic reports in a manner acceptable to the Division of Corporation Finance. Gold Star made no filings, and in deference to the Commission's direction in AMS Homecare, Inc., Exchange Act Release No. 68506 (Dec. 20, 2012), I ordered a hearing on January 24, 2013.

Findings of Fact and Conclusions of Law

The findings and conclusions herein are based on the entire record. I applied preponderance of the evidence as the standard of proof. See Steadman v. SEC, 450 U.S. 91, 102 (1981).

The Division of Enforcement (Division) appeared at the January 24, 2013, hearing, but Gold Star did not. The Division indicated that its discussions with Gold Star had not resulted in a negotiated settlement, and it introduced three exhibits into evidence. Division Exhibit 1 is a letter Kline sent by facsimile to the Division dated January 23, 2012 [sic], on Gold Star stationery stating that Gold Star does not contest the revocation of its SEC registration; Division Exhibit 2 is a copy of the first page of Gold Star's Form 10-12g, General Form for Registration of Securities; and Division Exhibit 3 is an EDGAR printout of Gold Star's filing history with the Commission.[2]

Gold Star is in default because the Commission's Rules of Practice provide that a person named in an OIP against whom findings may be made or sanctions imposed who fails to appear at a prehearing conference or hearing of which he or she has been notified may be deemed in default. See 17 C.F.R. §§ 201.155(a), .221(f), .310.

Gold Star had every opportunity to contest the allegations and did not do so. The evidence and uncontested allegations in the OIP, which are deemed to be true pursuant to Rule 155(a) of the Commission's Rules of Practice, establish that Gold Star, Central Index Key No. 1431528, is a dissolved Florida corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Gold Star is delinquent in its periodic filings with the Commission, having not filed any periodic reports since

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Exchange Act as to Ensurapet, Inc., in DIAS Holding, Inc., Exchange Act Release No. 68565 (Jan. 3, 2013).

[2] The Division noted that it was possible to take official notice of Exhibits 2-3. See 17 C.F.R. § 201.323.

it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $19,064 for the prior nine months. As of November 8, 2012, Gold Star's common stock was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file periodic and other reports with the Commission. Exchange Act Rule 13a-1 requires issuers to submit annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to submit quarterly reports. No showing of scienter is necessary to establish a violation of Section 13(a) or the rules thereunder. SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978). As stated in SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history):

> The reporting requirements of the [Exchange Act are] the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

Gold Star violated Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder by failing to file quarterly and annual reports since it last filed a quarterly report for the period ended September 30, 2009.

Section 12(j) of the Exchange Act authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration of a security for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder. The issue, then, is what action is appropriate for the protection of investors pursuant to Section 12(j) of the Exchange Act.

Application of factors mentioned in Steadman and Gateway – egregiousness, recurrent violations, degree of culpability involved, no assurance against future violations, and efforts to remedy past violations and ensure future compliance – and the fact that Gold Star was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3), indicate that investors need protection to ensure that current information about Gold Star is available to investors.[3] See Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979), aff'd on other grounds, 450 U.S. 91 (1981); Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39.

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[3] The Commission's Rules for Initial Decisions call for post hearing briefs and a record index, however, they serve no purpose where Gold Star chose not to participate in the hearing and does not contest the revocation of its registered securities, and would delay a final determination. See 17 C.F.R. §§ 201.340, .351.

Order

Based on the findings and conclusions set forth above:

I ORDER THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of securities of Gold Star Tutoring Services, Inc., is hereby REVOKED;

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. <u>See</u> 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Brenda P. Murray
Chief Administrative Law Judge